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                        Independent Accountants' Consent

The Board of Directors
ImagicTV Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of ImagicTV Inc. of our report dated May 25, 2000, except as to note 11 which is as of November 9, 2000, relating to the consolidated balance sheets of ImagivTV Inc. as at February 29, 2000 and February 28, 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended February 29, 2000 and February 28, 1999, and for the period from December 24, 1997 (inception) to February 28, 1998, which report appears in the registration statement of ImagicTV Inc. on Form F-1 (Registration No. 333-48452).

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
January 16, 2001